UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             CRESUD S.A.C.I.F. y A.
                     -------------------------------------
                                (Name of Issuer)

                   Common Stock, Par Value 1.00 Peso per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    226406106
                          ---------------------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 1997
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 12 Pages
                                Exhibit Index: 7



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                                                              Page 2 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               EDUARDO S. ELSZTAIN

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [ ]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
  Number of                         11,086,601
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           11,086,601
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    11,086,601

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             8.80%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 3 of 12 Pages

               This Statement on Schedule 13D relates to shares of Common Stock, par value 1.00 Peso per share (the "Shares"), of Cresud S.A.C.I.F. y A. (the "Issuer"). This Statement is being filed by the Reporting Person (as defined herein) to report recent acquisitions of more than 2% of the outstanding Shares of the Issuer in a twelve-month period.

Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is Avenida Roque Saenz Pena 832, 8th Floor, (1388) Buenos Aires, Argentina.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of Eduardo S. Elsztain (the "Reporting Person"), a citizen of the Republic of Argentina. The Reporting Person's business address is Bolivar 108 1er Piso Capital Federal, Buenos Aires, Argentina, and his principal occupation is serving as Chairman of the Board of each of the Issuer, Consultores (as defined below) and IRSA Inversiones y Representaciones Sociedad Anonima, an Argentine real estate company.

               The Reporting Person is the Chairman and majority shareholder of Consultores Asset Management S.A. (formerly Consultores de Inversiones
Bursatiles y Financiera S.A., hereinafter referred to as "Consultores"), a company which provides investment advice with respect to securities held for the account of Emerging Dolphin Ltd. ("Emerging Dolphin"). The principal business address of Consultores is Bolivar 108 1er Piso Capital Federal, Buenos Aires, Argentina. The principal business address of Emerging Dolphin is Saint James Chambers, Athol Street, Douglas, Island of Man.

               Consultores also manages a specialized portfolio investment program for funds of which Soros Fund Management LLC is the principal investment manager. In particular, Consultores serves as one of the investment managers for Quantum Industrial Partners LDC, one of such funds ("QIP"). Reference is made to the Schedule 13D filing by QIP for information concerning QIP's deemed beneficial ownership of Shares.

               During the past five years, neither of Mr. Elsztain, Consultores, Emerging Dolphin, nor, to the best of the Reporting Person's knowledge, any other person mentioned in this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               On or about March 24, 1997, the Issuer completed an offering of American Depositary Shares ("ADSs") inside and outside the United States and an offering of Shares in Argentina (the "Argentine Offering" and collectively with the offerings of ADSs, the "Combined Offering"). On February 26, 1997, Consultores expended approximately 6,525,992 Pesos of the personal funds of the Reporting Person to purchase 4,318,703 Shares for his account at a price of $1.511 per Share in a private transaction with QIP. On or about March 24, 1997, Consultores expended approximately (i) 1,497,690 Pesos of the working capital of Emerging Dolphin to purchase 1,323,750 Shares at a price of 1.845 Pesos per Share, and (ii) 1,494,450 Pesos of the personal funds of certain of its other


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                                                              Page 4 of 12 Pages


clients to purchase 810,000 Shares at a price of 1.845 Pesos per Share in the Argentine Offering.

               The Shares held for the accounts of the Reporting Person, and clients of Consultores, including Emerging Dolphin, may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of the Reporting Person and clients of
Consultores, including Emerging Dolphin, were acquired or disposed of for investment purposes. None of the Reporting Person, Consultores and Emerging Dolphin has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               Each of Reporting Person, Consultores, Emerging Dolphin and/or other clients of Consultores reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed, of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person and/or the clients of Consultores, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) The Reporting Person may be deemed the beneficial owner of 11,086,601 Shares (approximately 8.80% of the total number of Shares outstanding). This number consists of (i) 5,441,485 Shares held for the account of the Reporting Person, (ii) 4,835,116 Shares held for the account of Emerging Dolphin, and (iii) 810,000 Shares held for the accounts of other clients of Consultores.

                    In addition, certain of the Reporting Person's family members, some of whom are officers of the Issuer, own an aggregate of 153,500 Shares (approximately 0.12% of the total number of Shares outstanding). The Reporting Person expressly disclaims beneficial ownership of such Shares.

                    The  above   percentages   have  been  calculated   assuming
124,284,392 outstanding Shares.

               (b) The Reporting Person may be deemed to have sole voting and dispositive power over the 5,441,485 Shares held for his account. The Reporting Person, by virtue of his position with Consultores and its management contract with Emerging Dolphin, also may be deemed to have the sole power to direct the voting and disposition of the 4,835,116 Shares held for the account of Emerging Dolphin and the 810,000 Shares held for the accounts of other clients of Consultores.

               (c) Except for the transactions described in Item 3 hereto,which disclosure is incorporated herein by reference, there have been no transactions effected with respect to the Shares since February 2, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) The Reporting Person has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.


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                                                              Page 5 of 12 Pages


                    The shareholders of Emerging Dolphin have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Emerging Dolphin in accordance with their ownership interests in Emerging Dolphin.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               In connection with the Combined Offering, the Reporting Person entered into an agreement with the Issuer whereby the Reporting Person agreed that it would not sell or otherwise dispose of any ADSs, Shares or securities convertible into the Shares for a period of 180 days after May 18, 1997 without the consent of Merrill Lynch & Co., the global coordinator for the Combined Offering (the "Elsztain Lock-Up Agreement"). In addition, Emerging Dolphin entered into an agreement with the Issuer whereby Emerging Dolphin agreed that it would not sell or otherwise dispose of any ADSs, Shares or securities convertible into the Shares for a period of 90 days after May 18, 1997 without the consent of Merrill Lynch & Co., the global coordinator for the Combined Offering (the "Emerging Dolphin Lock-Up Agreement"). The Elsztain Lock-Up Agreement and the Emerging Dolphin Lock-Up Agreement are attached hereto as Exhibit A and Exhibit B, respectively.

               From time to time, each of the Reporting Person and/or Consultores may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of such persons or entities may borrow Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, the Reporting Persons, Consultores and Emerging Dolphin do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

A. Letter Agreement addressed to Merrill Lynch & Co. and Merrill Lynch International by Eduardo S. Elszstain dated March 18, 1997.

B. Letter Agreement addressed to Merrill Lynch & Co. and Merrill Lynch International by Emerging Dolphin dated March 18, 1997.

C. Power of Attorney dated as of April 3, 1997 by the Reporting Person in favor of Saul Zang.




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                                                              Page 6 of 12 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 3, 1997

                                             EDUARDO S. ELSZTAIN

                                             By:  /S/ SAUL ZANG
                                                  -----------------------------
                                                  Saul Zang
                                                  Attorney-in-Fact

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                                                              Page 7 of 12 Pages

                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       -------

A.   Letter  Agreement  addressed  to  Merrill  Lynch  & Co.  and
     Merrill Lynch  International  by Eduardo S. Elszstain  dated
     March 18, 1997...................................................... 8

B.   Letter  Agreement  addressed  to  Merrill  Lynch  & Co.  and
     Merrill Lynch  International  by Emerging Dolphin Ltd. dated
     March 18, 1997. ................................................... 10

C.   Power of Attorney dated as of April 3, 1997 by Eduardo S.
     Elsztain in favor of Saul Zang......................................12